EXHIBIT 99.1

Osisko Development Signs Agreement With Williams Lake First Nation for the Cariboo Gold Project

MONTREAL, July 05, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) (ODV TSX.V & NYSE) is pleased to announce Williams Lake First Nation (“WLFN”) and Barkerville Gold Mines Ltd. (“BGM”), the Company’s 100% owned subsidiary, have entered into a participation agreement (“The Agreement”) relating to the development of the Cariboo Gold Project (“The Project”), located within the traditional territory of the WLFN.

The Agreement represents an important milestone in our relationship and supports our mutual vision to develop a socially and environmentally sustainable Project.

The Agreement will strengthen our long-term relationship through a framework for working together predictably, collaboratively, and respectfully on ongoing development matters while providing opportunities for current and future generations of the WLFN to participate meaningfully in the benefits of the Project. Osisko Development would like to thank WLFN, BGM and our respective negotiating teams for their efforts and commitment in realizing this Agreement.

Specific terms of the Project Agreement remain confidential; however, it puts in place a thorough and comprehensive process for the Project to be developed and operated with the consent and support of the WLFN.

WLFN Chief, Willie Sellars reflected on the growth of the relationship, “The Company has been proactive in supporting a robust engagement process with WLFN that respects our commitment to sustainable mining activity in our traditional territory, particularly the QR Mill Site near Likely, BC, a key processing location envisioned by the Project. The Agreement provides WLFN with a seat at the table and the enhanced opportunity to advance the principles of economic reconciliation, environmental stewardship, and additional employment opportunities for WLFN members.”

Vice President of Sustainable Development, Chris Pharness comments, “Good relationships are key to any successful endeavor. Osisko Development’s belief is that through the foundation of respect, transparency, and reciprocity our relationships will provide long-term, transformative outcomes for our friends, partners, and ourselves. The spirit of our negotiation and the signing of this agreement speaks to our desire to develop opportunities through the collective sharing of culture and worldview with the WLFN community, elders, and leadership.”

About Osisko Development Corp.

Osisko Development is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information, please contact Osisko Development Corp.:
Jean Francois Lemonde
VP Investor Relations
jflemonde@osiskodev.com
Tel: 514-299-4926

For further information, please contact Williams Lake First Nation:
Kirk Dressler
Director of Legal and Corporate Services
Williams Lake First Nation
2561 Quigli Drive
Williams Lake, BC
V2G 0B1
Tel: 778-417-0193

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐ looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐ looking statements. Forward‐ looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐ looking statements. Information contained in forward‐ looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be “forward looking information”. Material assumptions also include, management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management’s geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company’s annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under the Company's issuer profile and on the U.S. Securities Exchange Commission’s EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company’s believes the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking Statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.